CAI International, Inc. Steuart Tower 1 Market Plaza, Suite 900 San Francisco, CA 94105 Tel: 415-788-0100 Fax: 415-788-3430 www.capps.com NYSE: CAP

October 15, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

 Mr. Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC  20549

Re:
CAI International, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for the Period Ended June 30, 2013
Filed August 6, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 26, 2013
Response dated September 18, 2013
File No. 1-33388

Dear Mr. O’Brien:

CAI International, Inc. (the “Company”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 2, 2013 relating to the above-referenced Form 10-K for the year ended December 31, 2012, Form 10-Q for the quarter ended June 30, 2013 and the Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”).  For convenience, the Staff’s comments are set forth below followed by our responses.

The Company has included in each response section below, the original wording from its letter to the Staff dated September 18, 2013, together with amendments arising from the Staff’s comment letter dated October 2, 2013.  These amendments have been underlined.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition, page 30

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 33

1.	We note your response to comment 2 from our letter dated September 4, 2013. Please provide the following:

•
You indicate in your proposed disclosure that the increase in rental revenue was partially offset by a $6.1 million decrease in rental revenue which resulted from a 6% decrease in average per diem rental rates during 2012, reflecting the competitive market conditions that you are facing. You also state that per diem rates are driven by market forces and by the mix of the types of equipment in the fleet. Furthermore, you indicate that per diem rates are influenced by any significant additions to your fleet as new units are generally acquired at a higher cost than used units and carry a corresponding higher lease rate than older units. In that regard, please discuss the drivers that resulted in the decrease in average per diem rental rates during 2012. We note that you increased your owned fleet size by 46%. However, you have not provided any additional information in regards to the mix of equipment purchased during 2012. Please revise your discussion to provide more insight into your decrease in average per diem rental rates; and

•
With regard to your management fee revenue, it is still not clear why there was a $1.1 million increase in arrangement fees. Please revise your proposed discussion to specifically tell us the reasons for the increase in arrangement fees in 2012. We also note that the size of your on-lease managed containers has decreased approximately 33% for the six months ended June 30, 2013. Given the continued reduction in the size of your on-lease managed containers, in future filings, please disclose the reason for this continued reduction and tell us why you believe that this is not indicative of future trends in your business.

Response:  In response to the Staff’s comments, the Company will enhance its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in its future periodic filings, where appropriate, to provide better quantification and clarification of the various factors affecting the Company’s financial condition and results of operations for the applicable periods.  Below is further discussion of the various factors affecting the Company’s revenue and income taxes, along with examples of the type of disclosure that will appear in future filings.

Revenue

The drivers behind movements in rental revenue and management fee revenue are discussed in detail in the “Overview” and “Key Metrics” sections of MD&A on pages 30 and 31 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.  The Company considers that a combination of the disclosure contained in the “Results of Operations” section and the ”Overview” and “Key Metrics” sections referred to above, provide sufficient data to enable a reader to adequately understand the drivers behind movements in revenue.

However, the Company will revise its disclosure in future filings to better quantify the impacts of various factors on the Company’s revenue.  Set forth below is a draft of proposed expanded disclosure using the data contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.  The Company will include similar disclosure as appropriate in future filings.

Rental Revenue. Rental revenue increased $46.3 million, or 43%, to $153.0 million for the year ended December 31, 2012, from $106.7 million for the year ended December 31, 2011. This was primarily due to a $46.9 million increase in rental revenue attributable to a 44% increase in the average number of TEUs of owned containers on lease and $3.0 million of revenue from the lease of railcars by CAI Rail, a business that commenced operation in 2012. We made investments in containers during the year ended December 31, 2012, which increased the average size of the owned fleet by 46%, although the impact on rental revenue was partially offset by a reduction in the average utilization of our owned fleet from 97.9% in the year ended December 31, 2011 to 96.6% in the year ended December 31, 2012.  The increase in rental revenue was partially offset by a $6.1 million decrease in rental revenue which resulted from a 6% decrease in average per diem rental rates during 2012.  This is primarily a result of significant investment in used containers during 2012 through sale and leaseback transactions and the acquisition of container portfolios from our managed fleet.  Used containers are purchased at a lower price, and command a lower per diem rate, than new containers.  Approximately 52% of our investment in containers during 2012 was in used containers, compared to 48% investment in new containers.

Management Fee Revenue. Management fee revenue for the year ended December 31, 2012 was $12.1 million, a decrease of $0.9 million, or 7%, from $13.0 million for the year ended December 31, 2011. The decrease was primarily due to a 14% reduction in the size of the average on-lease managed container fleet due to our purchase of previously managed container portfolios, which resulted in a decrease to management fee revenue of approximately $2.0 million, partially offset by a $1.1 million increase in arrangement fees.  Arrangement fees are earned from third party investors as a result of transactions in our managed fleet, including the addition of new, and the restructuring of existing, container portfolios; more such activity occurred in the year ended December 31, 2012 than in the prior year.

The size of our managed fleet has decreased in the past several years as market conditions have favored the purchase of container portfolios from our managed container fleet rather than establishing new portfolios.  We continue to believe that the management of equipment for third party investors is beneficial to our company and we will continue to pursue those opportunities.  At the same time, based on market conditions, we will continue to pursue the purchase of container portfolios if attractive opportunities present themselves.  Consequently, market conditions will dictate whether there will be net additions or subtractions from our managed fleet.

Per diem rates (which increased in 2011 but decreased in 2012), are driven by market forces and by the mix of the age and types of equipment in our fleet at any given point in time.  Furthermore, per diem rates in any given period will be influenced by any significant additions to our fleet as new units are generally acquired at a higher cost than used units and carry a corresponding higher lease rate than older units. Movements in any one period are not necessarily reflective of a trend to be continued in the future.  Similarly, the purchase by the Company of previously managed container portfolios and the increase in CAIJ’s arrangement fees, are driven by prevailing market conditions, and are not necessarily indicative of future trends.

Critical Accounting Policies and Estimates, page 41

Accounting for Rental Equipment, page 42

Impairment, page 43

2.	We note your response to comment 4 from our letter dated September 4, 2013. Your proposed disclosure indicates that fair value is determined based on the market value of the particular equipment type. It still remains unclear how you determine fair value or market value of your equipment. Please revise your disclosure to specifically state how you determine the fair value or market value of a particular equipment type.

Response:  In response to the Staff’s comment, the Company will revise its disclosure in future filings to provide better insight into management’s judgments in accounting for long-lived assets, including disclosure of the items requested by the Staff’s comment.  Below is an example of the disclosure the Company proposes to include in future filings.

Impairment. On at least an annual basis, we evaluate our rental equipment fleet to determine whether there have been any events or changes in circumstances indicating that the carrying amount of all, or part, of our fleet may not be recoverable.  Events which could trigger an impairment review include, among others, a significant decrease in the long-term average market value of rental equipment, a significant decrease in the utilization rate of rental equipment resulting in an inability to generate income from operations and positive cash flow in future periods, or a change in market conditions resulting in a significant decrease in lease rates.

When testing for impairment, equipment is generally grouped by rental type, and is tested separately from other groups of assets and liabilities. Potential impairment exists when the estimated future undiscounted cash flows generated by an asset group, comprised of lease proceeds and residual values, less operating expenses, are less than the carrying value of that asset group.  If potential impairment exists, the equipment is written down to its fair value.  In determining the fair value of an asset group, we consider market trends, published values for similar assets, recent transactions of similar assets and in certain cases, quotes from third party appraisers.   We currently do not consider any asset group to have a book value that is not recoverable, or close to being not recoverable, based on our expectation of future undiscounted cash flows.

Form 10-Q for the Period Ended June 30, 2013

(1) The Company and Nature of Operations, page 8

Basis of Presentation, page 8

3.	We note your response to comment 5 from our letter dated September 4, 2013. You indicated that you have historically consolidated 100% of CAIJ, Inc. even though you have only an 80% interest in CAIJ, Inc. Given your current ownership interest, please enhance your disclosure to indicate that net income attributable to the non-controlling interest is immaterial for all periods presented.

Response:  The Company has historically consolidated 100% of CAIJ, Inc. (“CAIJ”) and not reflected any income or loss attributable to the non-controlling interest due to the immaterial nature of the amounts involved.  For the six months ended June 30, 2013, the net income of CAIJ was approximately $589,000.  The net income attributable to the non-controlling interest is therefore approximately $118,000, an amount which the Company considers to be immaterial, compared to the Company’s consolidated net income for the same period of approximately $33.0 million. The Company will continue to monitor the results of CAIJ and the materiality of the income attributable to the non-controlling interest, and the Company will make changes to the disclosure in future filings, where appropriate.

In response to the Staff’s comment, the Company will revise its disclosure in future filings to indicate the reason for not reflecting the non-controlling interest associated with its interest in CAIJ, Inc.  Below is an example of the disclosure the Company proposes to include in the Basis of Presentation section of Footnote 1 in future filings.

Basis of Presentation

The accompanying unaudited consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, and its 80% owned subsidiary, CAIJ, Inc. (CAIJ). Net income attributable to the non-controlling interest in CAIJ is immaterial for all periods presented and has not been included in the unaudited consolidated financial statements.  All significant intercompany balances and transactions have been eliminated in consolidation.

* * * *

In connection with responding to the Staff's comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (415) 788-0100. Thank you again for your time and consideration.

Respectfully submitted,

/s/	Timothy B. Page
Timothy B. Page
Chief Financial Officer